UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d)
of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 29, 2019

New Media Investment Group Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-36097	38-3910250
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1345 Avenue of the Americas
New York, NY 10105
212-479-3160
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	NEWM	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging Growth Company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01          Entry into a Material Definitive Agreement.

As previously disclosed, on August 5, 2019, New Media Investment Group Inc. (“New Media”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Gannet Co., Inc. (“Gannett”), Arctic Holdings LLC, a wholly owned subsidiary of New Media (“Intermediate Holdco”), and Arctic Acquisition Corp., a wholly owned subsidiary of Intermediate Holdco (“Merger Sub”), pursuant to which Merger Sub will merge with and into Gannett with Gannett surviving the merger as a wholly owned subsidiary of Intermediate Holdco and an indirect wholly owned subsidiary of New Media (the “Merger”).

On October 29, 2019, New Media, Gannett, Intermediate Holdco and Merger Sub entered into an amendment to the Merger Agreement (the “Amendment”), which alters certain governance matters set forth in Exhibit C of the Merger Agreement. The Amendment provides that as of the effective time of the Merger (the “Effective Time”), three members of the Board of Directors of New Media (the “New Media Board”) will consist of, at the option of Gannett, either (i) three directors designated by Gannett from among the directors serving on the board of directors of Gannett as of immediately prior to the Effective Time, all of whom must qualify as an “independent director” with respect to New Media and Gannett under the rules and regulations of the New York Stock Exchange (each, an “Independent Gannett Director”), or (ii) two Independent Gannett Directors designated by Gannett and Ms. Barbara W. Wall, Gannett’s current Chief Legal Officer. Exhibit C of the Merger Agreement continues to provide that the remaining six members of the New Media Board as of the Effective Time will consist of five directors designated by New Media from among the directors serving on the New Media Board as of immediately prior to the Effective Time, all of whom must qualify as an “independent director” with respect to New Media, FIG LLC and Apollo Capital Management, L.P. under the rules and regulations of the New York Stock Exchange (each, an “Independent New Media Director”), and the Chief Executive Officer of New Media.

In addition, the Amendment provides that if Ms. Wall becomes a member of the New Media Board in accordance with the foregoing, she will serve as one of the four members on the to-be-created Transformation Committee of the New Media Board (together with another Independent Gannett Director and two Independent New Media Directors), and she will also be deemed to be “independent” for purposes of all matters that require the approval of two-thirds of the independent directors of New Media pursuant to Exhibit C to the Merger Agreement.

Other than as expressly modified pursuant to the Amendment, the Merger Agreement remains unchanged and in full force and effect. The foregoing description of the Amendment does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Amendment, a copy of which is filed herewith as Exhibit 2.1 and is incorporated herein by reference.

Item 8.01          Other Events.

On October 29, 2019, New Media issued a joint press release with Gannett announcing the expected composition of the New Media Board upon completion of the Merger, a copy of which is filed herewith as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01          Financial Statements and Exhibits.

(d)	Exhibits

Exhibit No.	Description
2.1	Amendment No. 1 to Agreement and Plan of Merger, dated as of October 29, 2019, by and among New Media Investment Group Inc., Gannett Co., Inc., Arctic Holdings LLC and Arctic Acquisition Corp.

99.1	Joint Press Release of New Media Investment Group Inc. and Gannett Co., Inc., dated October 29, 2019

104	Cover Page Interactive Data File (the cover page XBRL tags are embedded within the Inline XBRL document)

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction between New Media and Gannett. The proposed transaction will be submitted to New Media’s stockholders and Gannett’s stockholders for their consideration. In connection with the proposed transaction, New Media has filed with the Securities and Exchange Commission (the “SEC”) the Registration Statement, which includes a prospectus with respect to shares of New Media’s common stock to be issued in the proposed transaction and a joint proxy statement for New Media’s stockholders and Gannett’s stockholders (the “Joint Proxy Statement”). The Registration Statement was declared effective by the SEC on October 10, 2019, and the Joint Proxy Statement was first mailed to stockholders of New Media and Gannett on or about October 10, 2019. Each of New Media and Gannett may also file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITYHOLDERS OF NEW MEDIA ARE URGED TO CAREFULLY READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The Registration Statement, the Joint Proxy Statement and other relevant materials (when they become available) and any other documents filed or furnished by New Media or Gannett with the SEC may be obtained free of charge at the SEC’s web site, http://www.sec.gov. Copies will also be available at no charge in the “Investor Relations” sections of New Media’s website, www.newmediainv.com, and Gannett’s website, www.gannett.com.

No Offer or Solicitation

This communication is neither an offer to sell, nor a solicitation of an offer to buy, any securities in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NEW MEDIA INVESTMENT GROUP INC.

Date: October 29, 2019	By:	/s/ Michael E. Reed
		Name:	Michael E. Reed
		Title:	Chief Executive Officer and President